ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

April 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F St., NE

Washington, D.C. 20549

Re:	Greenland Energy Company

Registration Statement on Form S-1 (File No. 333-294995)

Ladies and Gentlemen:

On April 17, 2026, ThinkEquity LLC, as placement agent, requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. on Tuesday, April 21, 2026 or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking